20549-0409



November 10, 2004



Mr. Marc S. Goodman
Preferred Investment Solutions Corporation
Two American Lane
Greenwich, Connecticut 06830

Re:	World Monitor Trust III
	Registration Statement on Form S-1, filed on October 8, 2004
	File No. 333-119612

Dear Mr. Goodman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please revise your document significantly to bring it within the guidelines of Plain English. We note, for example, that your cover page is greater than one page in length, that you have defined terms throughout your document, and that you have embedded lists in various places. Please see Items 421(b) and (d) of Regulation C, as well as Staff Legal Bulletin 7A.
2. In connection with the above comment, it is not clear why you refer to World Monitor Trust III as the "Fund" since such term is not part of the pool`s name, nor is the pool a mutual fund registered under the Investment Company Act of 1940. Please revise to refer to the pool by its name or a variation of its name.
3. Please revise throughout the prospectus to provide disclosure substantially similar to the disclosures that would be required by Industry Guide 5 if real estate limited partnership units were being registered. For example, your revisions should include disclosure of the fees and expenses payable to the managing owner and its affiliates in the tabular format contemplated by Item 4 of Guide 5, together with estimates of the total amount of each fee and expense to the extent reasonably practicable, a narrative discussion under an appropriate major heading of the managing owner and its affiliates` experience over the past ten years similar to that required by Item 8.A of Guide 5, which includes such information as a description of any major adverse business developments and conditions that were experienced.
4. Please provide us with a complete copy of any sales material which includes all illustrations and other inserts in the form you expect to distribute to investors in accordance with Release No. 33-6900 and by analogy to Item 19D of Guide 5. We may have further comment after we receive your materials.
5. Please provide a Management`s Discussion and Analysis (MD&A) section within the registration statement prepared in accordance with
Item 303 of Regulations S-K and specifically include the disclosures related to the following: 1) liquidity and capital resources, 2) off-balance sheet arrangements, and 3) a tabular disclosure of contractual obligations. Refer to FR-72 for the Commission`s guidance regarding management discussion and analysis of financial condition and results of operations.
6. In addition, please provide a discussion of what you expect to be your most critical accounting policies, which should include what you believe to be your most difficult and judgmental estimates, the most important and pervasive accounting policies used, and the areas most sensitive to material change from external factors. Refer to FR-60.
7. Please supplementally confirm to us, if true, that all units redeemed or otherwise re-acquired by the trust will not be re-issued to other investors. If you do intend to re-issue redeemed or re-acquired units, please tell us supplementally how you intend to register those re-issuances under the Securities Act.
8. We note that investors will be entitled to exchange their units in one series for units in a different series, so long as the exchange is for the same class of units. In addition, we refer to your statement that such an exchange will be treated as a redemption of one unit and the subsequent sale of a separate unit, except that no redemption fees would be charged. Please supplementally confirm to us what exemption from registration you will rely upon in connection with the exchanges.
9. Please summarize, immediately following the cover page, the suitability standards that investors must meet in order to invest in this offering. In addition, if suitability standards in individual states in which you intend to offer your units differ from these standards, please summarize the suitability standards of such states.
10. Please advise us supplementally whether the managing owner or its affiliates can purchase units in the offering so as to reach the minimum subscription. If so, please also disclose this fact on the cover page of the prospectus and in the prospectus summary.
11. Please revise to indicate the factors considered in determining the offering price. Refer to Item 505 of Regulation S-K.
12. We note that you propose to offer units in three series - G,H and I - as well as two classes within each series (Class I and II units). Please revise the facing page to indicate each security that you are registering and revise the facing page and cover page of the prospectus to allocate the number of shares being registered for each series as well as each class within each series. Please be aware that all shares being registered must be allocated to a specific series and class.
13. Please revise your outside cover page to reflect the respective series in the fee table. When you revise, please indicate which paragraph of Rule 457 you relied upon for calculation of the registration fee.
14. Refer to the disclosure concerning your share redemption program on pages 71-72. Supplementally, please provide a detailed analysis regarding the applicability of the tender offer rules to the share redemption program. Specifically, in your analysis please address your intention to redeem shares without any limit on the percentage of shares you may redeem and the fact that the redemptions will not be conducted pro rata. Refer to Rule 13e-4 and Regulation 14E of the Exchange Act.

Prospectus Cover Page
15. Please confirm that your cover page will be one page only. We refer to Item 501(b)(3) of Regulation S-K. Please revise to remove information not required by Item 501, Guide 5 or the Part 4 Rules promulgated by the CFTC.
16. Please disclose, in the header, the minimum and maximum number of units being offered for each series and each class within each series. In connection with this, please briefly describe what Class I and Class II units are.
17. Please revise to briefly define what constitutes a "best efforts" offering.
18. Please disclose the termination date of the registered offering. Refer to Item 501(b)(8)(iii).
19. We note your statement in the first footnote to the table on the bottom of the cover page stating that should you not reach the minimum offering for any of the series, money tendered by subscribers will be returned without penalty together with interest "within 10 days or as soon thereafter as practicable." Please be aware that pursuant to Rule 10b-9(a)(1) any funds should be returned promptly. We do not agree that 10 days is consistent with Rule 10b-9, and the qualification included in this footnote casts doubt about whether funds would even be returned within this time period. Please revise accordingly.
20. Please revise the first cover page risk factor to clarify whether there is a limitation on the amount to which each fund may be leveraged.
21. Please revise the cover page risk factors to include the risk resulting from conflicts of interest, including a brief description of the nature of the conflicts and the identity of the parties to the conflicts. Please also revise your summary risk factors to address risks associated with conflicts of interest. When you revise, please clarify that you have no formal procedure to resolve conflicts. We note your disclosure on page 73.
22. Please revise the cover page risk factors to include the risk related to forwards, swaps, hybrids, and other derivatives not subject to CFTC regulation.
23. As one of your cover page risk factors, please briefly quantify the fees that you will be required to pay. Please also disclose, if true, that the managing owner has the authority to substantially increase the amount of those fees without the approval of the limited partners.
24. Please advise us supplementally under what circumstances the managing owner may extend the offering period up to ninety days.
25. Since this is not a firm commitment underwritten offering, it is not appropriate to highlight the Managing Owner at the bottom of the cover page. Please revise. We note that the Managing Owner is referenced in the second paragraph of the cover page.

Commodity Futures Trading Commission Risk Disclosure Statement - page iii
26. Please revise to delete the references to public reference facilities in Chicago and New York, because they are no longer in operation.

Summary
27. Your summary contains detailed information about the pool and the advisors you intend to utilize that is more appropriate for the body of the prospectus. Please limit your summary to the most significant aspects of the pool and your offering. In connection with this, please revise to remove repetitive disclosure found within the summary section.
28. We note that you have included a significant number of cross-references in the forepart of the prospectus. This indicates that the presentation could be better organized. Please reduce your reliance on cross-references, especially in the summary and risk factors sections of the prospectus and on the prospectus cover page.
29. It is inappropriate to qualify in entirety one section of your prospectus to the remaining body of the prospectus. Please revise.
30. Please revise to include an organizational diagram of World Monitor Trust III which includes the ownership percentages and material relationships among the entities pictured.
31. Please revise to include summary disclosure addressing reports to unit holders. Please refer to Guide 5, Item 15.

Overview - page 2
32. It is not clear what the purpose of this section is since it contains only cross-references to other portions of the prospectus.
A reliance on cross-references indicates that the prospectus could be better organized. Please revise to remove the cross-references and, if necessary, revise the summary to briefly include the information referenced under this heading.

Risk Factors - page 2
33. Please expand the initial summary risk factor to clarify that your lack of operating history is a risk to investors because investors have no performance history to serve as the basis for evaluating an investment in the fund.
34. Please revise to include summary risk factor disclosure addressing the fact that the managing owner may at any time and in its sole discretion select and allocate the fund`s assets to commodity trading advisors other than those named within the prospectus, and investors will have to rely on the ability of the managing owner to select such additional advisors.
35. Please revise Risk Factor Four to succinctly quantify the "substantial charges" and "significant profits" you reference. Please clarify, if true, that you may never achieve profits, significant or otherwise.

The fund and its objective - page 3
36. Please disclose the number of public pools run by the managing owner.



The Advisors - page 3
37. Please revise your disclosure to specifically indicate which programs conduct technical, systematic, fundamental and discretionary trading programs.

Who may subscribe - page 5
38. Please revise to convey that some states may require a greater investment, naming each state and quantify the minimum amount that exceeds your stated minimum initial investment of $5,000.

How to Subscribe - page 6
39. This disclosure appears to be redundant of disclosure included under "How to Subscribe" on page 5. Please revise to combine the disclosures.

Escrow of Funds - page 6
40. Please revise to indicate the time frame within which escrowed funds will be returned to investors in the event you do not meet your minimum subscription. Please also disclose any fees or other amounts that will be deducted from the amounts returned.

Fees and Expenses - page 7
41. Please revise your fee disclosure to provide disclosure in tabular format in addition to the narrative disclosure you have included. The table should include a full explanation of each fee category, the nature of such fee, who specifically receives each fee and how the fee is calculated.

Tax status of each series, page 9
42. We note your statement that counsel has opined that each of the series "will be" properly classified as a partnership and that they "will not be" treated as publicly traded partnerships. It is not clear why these statements are made in the future tense since the partnerships have been formed and counsel has provided such an opinion to the pool. Please revise or advise.

Breakeven Table - page 10
43. Please revise to include redemption fees that certain investors may incur if they redeem their units during the first year. If you do not believe that this information is required or is impracticable to disclose, please tell us why in your response letter. In addition, please tell us why you have not included any incentive fees.
44. We note that, for purposes of the break-even table, you are assuming that 100 percent of the cash will earn interest income. However, on page 68 you indicate that each series will receive 80% - 100% of interest income on its assets. Please revise why you are assuming 100% here.

The risks you face - page 12
45. Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

* Possible total loss of an investment.
* Speculative and volatile Markets; Highly leveraged trading.
* Fees and commissions are charged regardless of profitability and are subject to change.
* Importance of market conditions to profitability.
* No assurance of advisors` continued services.
* Possible illiquid markets.
* No series of the Fund acquires any asset with intrinsic value.
* Non-correlated, not negatively correlated, performance objective.
* Conflicts of interest.
* Failure of brokerage firms; default by clearing broker.

Speculative and Volatile Markets; Highly Leveraged Trading - page 12
46. Please revise to clarify, if true, that even a small movement in price could cause large losses for the fund.
47. Please quantify the maximum amount of leverage that each series may incur. In addition, please quantify the maximum amount of notional funds that the Managing Owner may allocate to the advisors.

Fees and commissions are charged regardless of profitability and are subject to change - page 12
48. Please revise to briefly quantify the significant charges you reference in the first sentence.

Importance of market conditions to profitability - page 12
49. Please revise to specify the advisors who will use technical, trend-following methods.



Discretionary trading strategies may incur substantial losses - page
12
50. Please revise to specify which traders may implement discretionary-trading strategies. When you revise, please explain fully the meaning of discretionary trading.

Decisions based upon fundamental analysis may not result in profitable trading - page 13
51. Please revise to specify which traders may implement fundamental analysis.

Increase in assets under management may affect trading decisions - page 13
52. Please revise to specify which advisors are managing equity that is at an all time high. When you revise, please quantify the amount of equity under management.

No assurance of advisors` continued services - page 13
53. To more fully address the risk you have identified, please revise to briefly indicate the nature of the agreements you have with your advisors, identifying the conditions under which they could be terminated.

Limited ability to liquidate your investment - page 13
54. Please revise to quantify the redemption charges to which Class I Units would be subject if redeemed prior to the first anniversary.

Possible Illiquid Markets - page 13
55. Indicate, as applicable, the extent to which trading advisors have encountered illiquid situations in the past and whether they specifically experienced illiquidity in the emerging markets or mortgage-backed securities markets.

Conflicts of Interest - page 14
56. Please revise this risk factor to identify and discuss all conflicts of interest and the risks proceeding from the identified conflicts. In addition, please disclose that the Managing Owner has not established any formal procedures on how to resolve conflicts of interest.

Trading on commodity exchanges outside the United States is not subject to U.S. regulation, page 14
57. Please revise this risk factor to tailor it to the programs in which you intend to allocate investor funds. In connection with this, please quantify the portion or range of assets traded on exchanges outside the United States.

Failure of brokerage firms; default by clearing broker - page 15
58. The disclosure in paragraph 2 appears sufficiently material to warrant a separate risk factor heading to identify the risk. Please revise. As part of this risk factor, please discuss the fact that the advisors must rely on the creditworthiness of the counterparty in forwards trading since there is no clearing broker.

The Series and Their Objectives, page 16
59. Where you discuss the ability, through leverage, to increase trading profits, please also disclose that leverage can lead to greater losses as well. Similarly, where you indicate that the fact that the funds are non-correlated to other assets means that it can generate profits during rising and falling markets, please also disclose that, for the same reason, it can generate losses in both rising and falling markets.

The Advisors - page 19
60. We note your statement that the description of the Advisors and their trading methods and strategies is "general and is not intended to be exhaustive." Please revise to confirm that your description addresses all material aspects of the advisors and their trading methods and strategies.

Graham Capital Management LP
61. Please limit your discussion of the trading methods to the program that Graham Capital will trade on behalf of the Fund.
Discussions of the other programs run by Graham Capital do not appear to be material to an investment in World Monitor Trust III.

Risk Control Techniques - page 21
62. Please revise paragraph 4 to indicate why trading methods typically are "black boxes."

Graham Capital Management - page 25
63. Please revise to indicate the ages for each of the identified principals of Graham Capital Management LP.

Bridgewater Associates, Inc. - page 38
64. Please revise to specifically provide disclosure with respect to the program you will trade on behalf of the fund, Aggressive Pure Alpha, Futures Only. In connection with this, please remove your discussion of technical trading systems since, per your disclosure on page 21, this program is a fundamental trading program.
65. Please revise to include an approximate breakdown of the allocation of assets among the sectors you have included.

Eagle Momentum Program - page 61
66. Please revise to include an approximate breakdown of the allocation of assets among the sectors you have included.

Use of Proceeds - page 68
67. Please revise to present your use of proceeds disclosures in a tabular format substantially similar to that required by Item 3.B and Appendix I to Guide 5. Your use of proceeds table should include, among other things, organization and offering expenses and fees or commissions to be paid in connection with the trading program.

Charges - page 69
68. Please revise to include a chart comparing the percentages and dollar amounts of all fees and expenses that will payable with respect to each sub-class of each series so that investors will be able to compare the fees and expenses to be incurred in connection with one sub-class of units with those to be incurred will all other sub-classes of units.
69. Please revise this section to remove embedded lists which hinder an investor`s ability to read and understand the disclosure.
Consider using bullet points instead. Please note that this comment also applies to your Material Contracts section beginning on page 84.

Selling Agents - page 74
70. Please revise to quantify the substantial initial, ongoing, and trailing commissions the selling agents will receive. When you revise, please define "trailing commissions."










World Monitor Trust III- Notes to Consolidated Financial Statements, page 105

General
71. In amended filings, please include a detailed revenue recognition policy including how you will record the purchase and sale of futures contracts, forward contracts and other derivative transactions. Refer to Rule 4-08(n) of Regulation S-X.
72. Please confirm that you have disclosed all transactions with related parties in accordance with Rule 4-08(k) of Regulation S-X.
73. Please disclose any current or projected concentrations of credit risk as required by paragraphs 20 through 24 of SOP 94-6 including the risk of any counterparty non-performance on futures or other derivative contracts.
74. Include disclosures related to the impact of recently issued accounting standards and what you believe to be their impact on the financial position and results of operations of the Company. Refer to SAB 74. This comment also relates to the notes to the consolidated financial statements of Preferred Investment Solutions Corp.

Preferred Investment Solutions Corp. (formerly Kenmar Advisory
Corp.)-Statement of Financial Condition, page 118
75. Please provide an audited balance sheet as of the end of the most recent fiscal year end (June 30, 2004).

Preferred Investment Solutions Corp. (formerly Kenmar Advisory
Corp.)-Notes to Consolidated Financial Statements

Note 7-Related Party Transactions, page 116
76. In light of the significance of the related receivable balances, please advise us why you have not include audited balance sheets, as of the most recent fiscal year end, for Kenmar Management Ltd. and Kenmar Holdings, Inc. (the Parent). In addition, as Kenmar Investment Partners has been providing working capital advances to Preferred Investment Solutions Corp, please explain to us the consideration you gave to providing an audited balance sheet for that entity (Kenmar Investment Partners) as of the most recent fiscal year end.

Exhibit 1.1-Selling Agreement
77. We note that your proposed maximum aggregate offering price is $300,000,000, but that your selling agreement relates to $150,000,000 units of beneficial interest. Please revise to address the apparent discrepancy, or advise us why you believe no revision is needed.

Exhibit 5.1-Opinion of Richards, Layton & Finger
78. We note that counsel states on page 2 that it has examined the registration statement "to be filed" with the Commission. Please have counsel revise the opinion to indicate that it has reviewed the registration statement that was filed, as well as any amendment thereto.
79. Please revise paragraph 3 on page 2 to specifically opine on the units of beneficial interest being registered. The term "interests` does not appear to be a defined term in the opinion or the registration statement.
80. We refer to the qualification (vi) on page 3 of the draft opinion. It is not clear why counsel must assume that the dollar amount of the interests issued will not exceed the maximum amount of units that may be issued pursuant to the registration statement and Trust Agreement. This casts doubt as to the legality of the units being offered. Please have counsel remove this assumption.

Exhibit 8.1
81. It is not clear what the opinion filed as Exhibit 8.1 refers to. It appears to be a legal opinion, not a tax opinion. Please advise.

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Spinella at 202-942-7323 or Linda Van Doorn at 202-942-1960 if you have questions regarding comments on the financial statements and related matters. Please contact Paul
Fischer at 202-942-1903 or the undersigned at 202-942-2987 with any other questions.


Sincerely,



Owen Pinkerton
Senior Attorney



cc:	Michael J. Schmidtberger, Esq.
	by facsimile,  212-839-5599



World Monitor Trust III
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